

August 13, 2020

Biao Wei
Chief Executive Officer
Lixiang Education Holding Co., Ltd
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People's Republic of China

> **Re: Lixiang Education Holding Co., Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 31, 2020**
> **CIK No. 0001814067**

Dear Mr. Wei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted July 31, 2020

Risk Factors
Risks Relating to Doing Business in China
"PRC regulation of loans and direct investment by offshore holding companies . . .", page 39

1. We note your response to comment 3, and your amended disclosure on page 39, but your amended disclosure is not completely responsive to our comment. You disclose that "[you] also plan to provide loans to Liandu WFOE and Lishui Mengxiang. According to the current PRC laws and regulations, the maximum amount of the loans provided to a PRC enterprise is up to 2.5 times (or the prevailing statutory multiples) of the borrower's net assets set out in its latest audited financial statement." Please quantify the estimated

amount of loans you will provide to Liandu WFOE, based upon current regulations, or tell us why you are unable to do so.

<u>Risks Relation to Our ADSs and this Offering</u>
<u>"As a company incorporated in the Cayman Islands . . .", page 53</u>

2.   You disclose that "[you] have relied on and intend to continue to rely on some of these [corporate governance] exemptions." Please identify the specific exemptions upon which you have relied and intend to continue to rely.

<u>Overview of China's Private Primary and Secondary Education Market</u>
<u>Introduction of China's private primary and secondary education market, page 95</u>

3.   We note your response to comment 14, and your amended disclosure on page 95 that "From 2014 to 2018 the total number of students enrolled in private primary and secondary schools in China increased from 14.0 million to 18.5 million, and the total revenue of private primary and secondary education market increased from RMB95.5 billion to RMB201.0 billion, due to the growth of age group of 7 to 12 years old and policy support from the government. Specifically, student enrollment of primary schools, middle schools and high schools grew from 6.7 million to 8.9 million, from 4.9 million to 6.4 million and from 2.4 million to 3.3 million, respectively." Please disclose the total number of students enrolled in private primary and secondary schools and total revenue of private primary and secondary education market for 2019, and clarify whether these measures increased for 2019 as well. Please make conforming changes to your filing, including, but not limited to, where you discuss "Average annual tuition fee in Zhejiang Province," and "Average annual salaries and benefits of the teachers in Zhejiang Province." Alternatively, please tell us why you are unable to provide data for 2019.

        Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Stephanie Tang